EXHIBIT INDEX TO FORM N-SAR
                       OF MASSMUTUAL PARTICIPATION INVESTORS
                       FOR THE PERIOD ENDED DECEMBER 31, 2000




EXHIBIT NO.       DESCRIPTION


77B            Accountant's Report on Internal Control

77Q2           Information Called for by the Instructions to Sub-Item 77Q2






For Period Ended 12/31/2000
File No. 811-5331


77B      Accountant's Report on Internal Control



Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: 212) 436-5000
www.us.deloitte.com                                            Deloitte
                                                               & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees and the Shareholders of MassMutual Corporate Investors and MassMutual Participation Investors (the "Trusts"):

In planning and performing our audits of the financial statements of the Trusts for the year ended December 31, 2000, (on which we have issued our reports dated February 9, 2001), we considered the Trusts' internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on the Trusts' internal control.

The management of the Trusts is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our consideration of the Trusts' internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Trusts' internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of December 31, 2000.

This report is intended solely for the information and use of management, the Audit Committee of the Board of Trustees, and shareholders of the Trusts and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP

February 9, 2001

Deloitte
Touche
Tohmatsu


For Period Ended 12/31/2000
File No. 811-5331


Item 77Q2  Information Called for by the Instructions to Sub-Item 77Q2.



Victoria L. Fortier, Comptroller of Registrant, failed to timely file an SEC Form 3 when she was elected an officer of Registrant in July 1998. The Form 3 should have been filed by August 10, 1998.